January 30, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: James O’Connor

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811-04323
	Filing Type:	Form N-1A

Dear Mr. O’Connor:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 23, 2009, regarding the post-effective amendment to the registration statement of Natixis Funds Trust I (the “Trust”) on Form N-1A filed with the Commission on December 3, 2008 (the “Registration Statement Amendment”) for the purpose of incorporating disclosure with respect to credit default swaps and options, and updating financial and other information concerning the Trust. For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement Amendment.

Please note that the Registration Statement Amendment is scheduled to become effective automatically on February 1, 2009.

1.	Comment. Please describe the extent to which the funds will be investing in derivatives. Is there a specific percentage limit that may be invested in derivatives or is it left to the discretion of the adviser?

Response. While the adviser maintains investment discretion with respect to derivatives (including futures and forwards), it is expected that the aggregate notional value of all credit default swaps used for non-hedging purposes will be limited to 20% of the total assets of a fund. With respect to investments in options for hedging purposes, total premiums for open options will not exceed 5% of a fund’s net asset value.

2.	Comment. Please disclose whether the funds will be borrowing to engage in leverage.

Response. The funds will not borrow to engage in leverage and intend to comply with the borrowing restrictions set forth in Section18 of the Investment Company Act of 1940, as amended.

3.	Comment. Please consider whether the “Mortgage-related securities risk” that appears in the prospectuses should be updated in light of current market conditions (i.e., is pre-payment risk still a valid risk?).

Response. While the Trust considers the current disclosure accurate, it is always evaluating its disclosure in light of market events and will consider revising the disclosure as market conditions change.

4.	Comment. Please consider listing the principal risks in order of magnitude or importance rather than alphabetically.

Response. The Trust believes that the presentation of the principal risks disclosure conforms to the requirements of Form N-1A. In addition, because risks change in magnitude and importance frequently, listing the principal risks in order of current importance may be misleading.

5.	Comment. Please provide bar chart performance and average annual total returns as of December 31, 2008.

Response. The Trust has included bar chart performance and average annual total returns as of December 31, 2008 in its next post-effective amendment to its registration statement, which was filed on January 28, 2009.

6.	Comment. Please describe the extent to which the funds will be investing in emerging markets securities. Is there a specific percentage limit that may be invested in emerging markets securities or is it left to the discretion of the adviser?

Response. For each fund that specifies that it may invest up to 20% of its assets in foreign securities, such investment may consist entirely of emerging markets securities. For those funds that do not specify a percentage limitation, investment in emerging markets securities is at the discretion of the adviser.

7.	Comment. Please explain what the word “Plus” describes in the name of the Loomis Sayles Core Plus Bond Fund. Does it imply enhanced returns?

Response. The word “Plus” in the name of the fund is intended to suggest that the fund has the latitude to invest a portion of its assets in high-yield securities. The Fund may invest up to 20% of its assets in bonds rated below investment grade.

8.	Comment. Please state whether the Loomis Sayles Core Plus Bond Fund is using credit default swaps for hedging purposes or whether it is using them for other purposes.

Response. The Loomis Sayles Core Plus Bond Fund may use credit default swaps for both hedging and non-hedging (investment) purposes.

9.	Comment. In the “Principal Investment Strategies” section of the Loomis Sayles Core Plus Bond Fund prospectus consider stating that bonds with a credit rating of BBB or higher are generally considered investment grade.

Response. The Trust will consider the comment when its registration statement is next updated and notes that such information is currently found in the “Glossary of Terms” section on page 56 of the prospectus.

10.	Comment. In the section “Fund Services-Investing in the Funds-Choosing a Share Class,” please consider deleting the sentence “Your financial representative can help you decide which class of shares is most appropriate for you.” Consider adding disclosure which states that Class A shares are better for long term shareholders than Class C shares. Consider stating that Class C shares are not eligible for breakpoints.

Response. The Trust believes that the disclosure in the section “Fund Services-Investing in the Funds-Choosing a Share Class,” which states that Class A shares pay lower annual expenses than Class C shares, conforms to the requirements of Form N-1A, and that financial representatives are more likely to understand the financial situation, time horizon and investment needs of an investor than the Trust.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust I

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

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